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                                                                  EXHIBIT 23.17

December 17, 1997

Mr. Larry Miller, Director
Investment Banking
Merrill Lynch
250 Vesey Street, 26th Floor
New York, NY 10281-1326

Dear Mr. Miller:

This is to confirm that, notwithstanding anything to the contrary contained in our report dated April 16, 1997, with respect to our appraisal of Franklin Mills Outlet Mall, such report and the transmittal letter related thereto, as well as the name Cushman & Wakefield, may be included in and referred to in any offering document relating to the sale of related real estate or mortgage securities or participation interests to institutional investors.

Sincerely,

Cushman & Wakefield

/s/ Joseph Dondiego
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Joseph Dondiego
Managing Director